Appendix 3H - Notification of cessation of securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday May 27, 2026

Details of +securities that have ceased

		Number of
ASX +security		+securities that	The +securities have	Date of
code	Security description	have ceased	ceased due to	cessation
NVXAD	PERFORMANCE RIGHTS	2,932,881	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	27/05/2026

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1 Name of +Entity

NOVONIX LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number
ABN	54157690830

1.3 ASX issuer code NVX

1.4 The announcement is New announcement
1.5 Date of this announcement 27/5/2026

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

NVXAD : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased Number of securities that have ceased

2,932,881

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation

Is the entity paying any consideration for the cessation?

27/5/2026	No

Any other information the entity wishes to notify to ASX about the cessation?

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Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	862,227,757

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	27,401,382

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAB : SHARE RIGHTS	1,371,566

NVXAL : CONVERTIBLE NOTES	45,221,586

NVXAH : CONVERTIBLE DEBENTURES	35,000,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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